Lisa Nelson

CBD Life Sciences Inc.
10855 N. 116th Street
Suite 115

Scottsdale, AZ 85259

(480) 410-6780

March 06, 2020

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	CBD Life Sciences Inc. CIK: 0001776073

Dear Sir/Madam:

Kindly be advised that CBD Life Sciences Inc., (the "Company") requests that its Regulation A offering be qualified on Wednesday, March 11, 2020 at 12 noon.

The State of New York has registered us.

If you would like any further information or have any questions, please do not hesitate to contact me at (480) 410-6780.

Sincerely,

/s/ Lisa Nelson

Lisa Nelson

Chief Executive Officer